UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry (“NIRE”) # 35.300.332.067

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON OCTOBER 25th, 2011

DATE, TIME, AND PLACE: October 25th, 2011, at 10:00 a.m., at the auditorium of the main place of business of Banco Santander (Brasil) S.A. (“Banco Santander” or “Company”), located at Avenida Presidente Juscelino Kubitschek, nº 2.235 – 1st mezzanine - Vila Olímpia - São Paulo – SP.

ATTENDANCE: Shareholders representing more than eighty per cent (80%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book. Also attending the meeting were Mr. Marco Antônio Martins de Araújo Filho, Vice-Chairman of the Board of Executive Officers of the Company, and Ulisses Gomes Guimarães, member of the Board of Officers (unspecified).

BOARD: Chairman: Mr. Marco Antônio Martins de Araújo Filho; Secretary: Mr. Mauro Eduardo Guizeline.

CALL: The Call was published in the Brazilian State Gazette (“DOE/SP”) and in the newspaper “Valor Econômico” on September 24, 27 and 28, 2011, and on September 26, 27 and 28, 2011, respectively.

AGENDA: (a) to CONDUCT Mr. Celso Clemente Giacometti, Vice-Chairman of the Company’s Board of Directors, to the position of Chairman of the Company’s Board of Directors (b) in view of the resolved on the preceding item, to CONFIRM the composition of the Company’s Board of Directors; (c) to APPROVE the proposal for amendment of the Company’s Bylaws in order to adapt its provisions to the new Regulation of Level 2 of BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, pursuant to the proposal of the Company’s Board of Executive Officers and pursuant to the approval of its proposal by the Company’s Board of Directors, at the meetings held on September 21 and 22, 2011, respectively; and (d) to APPROVE the proposal of grant of “Long Term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of the Company” for some directors and managerial employees of the Company and companies under its control, as approved by the Company’s Board of Directors, at the meeting held on September 22, 2011.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the matters to be approved in the Extraordinary Shareholders Meeting was dismissed, given that shareholders are fully aware of their content, and also they were disclosed on the website www.cvm.gov.br on September 23, 2011, as per Instruction CVM nº 481, of December 17, 2009, of the Brazilian Securities and Exchange Commission - CVM; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1º, of Law 6,404/76; and (3) Authorized the drafting of these minutes as a summary, with the signatures of the Chairman and the Secretary and the controlling shareholders and the publication thereof without the signatures of all shareholders, as provided for under Article 130, “caput”, paragraphs 1 and 2, of Law No. 6.404/76, respectively.

RESOLUTIONS: Following the discussions related to the matters of the Agenda, the attending shareholders of Banco Santander representing more than eighty per cent (80%) of the voting capital, decided to:

(a) With abstention of the stakeholders, to APPROVE the  ELECTION of Mr. Celso Clemente Giacometti (RG nº 3.179.758-1 SSP/SP – CPF/MF nº 029.303.408-78), a Brazilian citizen, married, business administrator, resident and domiciled in the City of São Paulo - SP,  with business address at Avenida Vereador José Diniz, nº 3725 – 6º andar, São Paulo – SP, Vice-Chairman of the Company’s Board of Directors, to the position of Chairman of the Company’s Board of Directors;

(b) in view of the resolved on the preceding item, to CONFIRM the composition of the Company’s Board of Directors, with term of office until the Company’s next Ordinary Shareholders Meeting to be held in 2013, as follows: Chairman of the Board of Directors:  Mr. Celso Clemente Giacometti, qualified above; Vice-Chairman of the Board of Directors:  Mr. Marcial Angel Portela Alvarez (RNE V196033-G – CPF/MF nº 809.357.880-34) a Spanish citizen, married, businessman, resident and domiciled in the City of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2.041 e 2.235 – Bloco A - Vila Olímpia; Directors: Mr. José Antonio Alvarez Alvarez (ID nr. A1005039400 - Passport nr. AA261236), a Spanish citizen, married, businessman, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José Manuel Tejón Borrajo (ID nr. AO138454500, Passport nr. AAA117365), a Spanish citizen, married, economist, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José de Paiva Ferreira (RNE nº W274948-B - CPF/MF nº 007.805.468-06), a Portuguese citizen, married, administrator, resident and domiciled in the City of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek,  nº 2.041 e 2.235 – Bloco A - Vila Olímpia; Mr. José de Menezes Berenguer Neto (RG nº 13.864.600-4 SSP/SP - CPF/MF nº 079.269.848-76), a Brazilian citizen, married, bank employee, resident and domiciled in the City of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, nº 2.041 e 2.235 – Bloco A - Vila Olímpia; Mr. José Roberto Mendonça de Barros (RG nº 2.965.578-X SSP/SP – CPF nº 005.761.408-30), a Brazilian citizen, married, economist, resident and domiciled in the City of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 1739, 5º andar, São Paulo/SP; and Mrs. Viviane Senna Lalli (RG nº 7.538.713-X SSP/SP – CPF nº 077.538.178-09), a Brazilian citizen, widow, businesswoman, resident and domiciled in the City of São Paulo, with business address at Rua Dr. Olavo Egídio, 287 – 16º andar; recording that Celso Clemente Giacometti, José Roberto Mendonça de Barros and Viviane Senna Lalli are considered Independent Directors, as defined in Paragraph 3rd, article 14 of the Company’s By-laws and in item 5.3.3 of Section V of the Regulation of Level 2 of BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros;

(c) as suggested by the Chairman, the shareholders decided to remove item (c) from the agenda, which shall be submitted to further decision during the extraordinary shareholders meeting to be called for that purpose; and

(d) to APPROVE  the proposal of grant of “Long Term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of the Company” for some directors and managerial employees of the Company and companies under its control, as approved by the Company’s Board of Directors, at the meeting held on September 22, 2011.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the Chairman, the Secretary and by the attorneys-in-fact of the controlling shareholders. Board:  Marco Antônio Martins de Araújo Filho – Chairman; Mauro Eduardo Guizeline – Secretary. Shareholders: GRUPO EMPRESARIAL SANTANDER, S.L. – Beatriz Arruda Outeiro – attorney-in-fact; STERREBEECK, B.V. – Beatriz Arruda Outeiro – attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Marco Antônio Martins de Araújo Filho

Chairman

Mauro Eduardo Guizeline

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 25, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer